Exhibit 99.1

Taiwan Liposome Company, Ltd.

2020 ANNUAL GENERAL MEETING MINUTES

(Translation)

Time:	June 8, 2020 (Monday) at 9:00 a.m.

Venue:	10F., No.196, Jingmao 2nd Rd., Nangang District, Taipei City (10F Meeting Center)

Attendance:	Total shares represented by shareholders present in person or by proxy: 57,511,597 shares. Total outstanding TLC shares: 74,176,934 shares (excluding shares without voting rights). Percentage of shares held by shareholders present in person or by proxy: 77.53%.

Directors present(3):	Moun-Rong Lin, Chang Xing Investment Company- Chan Yu Lee, May Kang

Directors present by proxy (1):	Keelung Hong

Others (2):	Sheng-Wei Teng (C.P.A., PricewaterhouseCoopers,Taiwan), Jacqueline Fu (Attorney, K&L Gates)

Chairman: Moun-Rong Lin	Recording Secretary: Nicole Lin

Calling the meeting to order: A quorum was met in accordance with Article 174 of the Company Act, and the Chairman called the meeting order.

Chairman’s Remarks: (omitted)

I.	Items for Reports

Item No. 1:	The 2019 operational report and the implementation report for the sound operating plan.

Explanation:

1.	The 2019 operational report can be found on Handbook under Exhibit 1.

2.	The implementation report for the sound operating plan can be found on Handbook under Exhibit 2.

Item No. 2:	The review report for 2019 prepared by the Audit Committee.

Explanation:

The 2019 audit committee’s review report can be found on Handbook under Exhibit 3.

Item No. 3:	The amendments to certain provisions of the Company’s “Code of Operation Integrity.”

Explanation:

1.	It is proposed to amend the Company’s “Code of Operation Integrity” pursuant to the official announcement from the Taipei Exchange dated May 31, 2019 (official letter number: 10800565491).

2.	A Comparison Table for the amendments to the Company’s “Code of Operation Integrity” can be found on Handbook under Exhibit 4.

II.	Items for Ratification

Item No. 1:	Ratification of the 2019 financial statements and the operational report. (Proposed by the Board of Directors)

Explanation:

1.

The 2019 Individual and Consolidated Financial Statements have been audited by independent certified public accountants Teng Sheng-Wei and Hsieh Chih-Cheng of PricewaterhouseCoopers Taiwan, and an audit report has been issued without reservations.

2.

The aforementioned Financial Statements and Business Report have been approved by the Company’s Audit Committee and approved by the Board of Directors. Thus the Board of Directors hereby submits the aforementioned Financial Statements and Business Reports to the shareholders’ meeting for ratification.

3.

Independent Certified Public Accountant reports and other financial statements can be found on Handbook under Exhibit 5. The operational report can be found on Handbook under Exhibit 1, and the Audit Committee’s review report can be found on Handbook under Exhibit 3.

Resolution:

The Financial Statements and the operational report were hereby ratified as submitted. The number of shares represented by shareholders attending the Meeting was 57,511,597 shares; the number of shares voting to approve the resolution was 57,481,153 shares (including 10,550,772 votes cast by electronic means), approximately 99.94% of voting shares; the number of shares voting against the resolution was 2,119 shares (including 2,119 votes cast by electronic means), less than 0.01% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 28,325 shares (including 12,652 votes cast by electronic means), approximately 0.04% of voting shares.

Item No. 2:	Ratification of the 2019 deficit compensation proposal. (Proposed by the Board of Directors)

Explanation:

1.

The Company’s 2019 financial statements, after being audited by independent certified public accountants, showed an accumulated deficit of NT$1,717,774,746 in 2019, an amount that is no less than half of the Company’s paid-in capital. Please refer to the 2019 Deficit Offset Statement below for more details.

2.	Due to the lack of retained earnings, the Company does not intend to distribute dividends and bonuses this year.

Taiwan Liposome Company, Ltd.

2019 Deficit Offset Statement

(In NTD)

	Amount
Items	Subtotal	Total
Undistributed Earnings in the beginning of 2019	($910,041,959)
2019 retained earnings adjustment	(211,016)

Undistributed Earnings with adjustments	(910,252,975)
2019 net income (deficit)	(807,521,771)

Deficit to be offset at the end of 2019	(1,717,774,746)	(1,717,774,746)

Chairman of the Board:	Officer:	Head of the Accounting Dept.:

Resolution:

The 2019 deficit offset proposal was hereby ratified as proposed. The number of shares represented by shareholders attending the Meeting was 57,511,597 shares; the number of shares voting to approve the resolution was 57,489,152 shares (including 10,558,771 votes cast by electronic means), approximately 99.96% of voting shares; the number of shares voting against the resolution was 2,120 shares (including 2,120 votes cast by electronic means), less than 0.01% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 20,325 shares (including 4,652 votes cast by electronic means), approximately 0.03% of voting shares.

III.	Items for Discussion

Item No. 1:	Discuss the proposed amendments to the Company’s Rules of Procedure for Shareholders Meetings. (Proposed by the Board of Directors)

Explanation:

1.

It is proposed to amend the Company’s “Rules of Procedure for Shareholders Meetings” pursuant to the official announcement from Taipei Exchange dated January 13, 2020. (official letter number: 10900500261)

2.	A Comparison Table for the amendments to the Company’s “Rules of Procedure for Shareholders Meetings” can be found on Handbook under Exhibit 6.

Resolution:

The proposed amendments to the Company’s “Rules of Procedure for Shareholders Meetings” were hereby approved as proposed. The number of shares represented by shareholders attending the Meeting was 57,511,597 shares; the number of shares voting to approve the resolution was 57,408,580 shares (including 10,549,772 votes cast by electronic means), approximately 99.82% of voting shares; the number of shares voting against the resolution was 2,119 shares (including 2,119 votes casted by electronic method), less than 0.01% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 100,898 shares (including 13,652 votes cast by electronic means), approximately 0.17% of voting shares.

Item No. 2:	Discuss the proposed issuance of securities by public offering or private placement. (Proposed by the Board of Directors)

Explanation:

1.

It is proposed that in order to meet the Company’s need for long term development, and to raise long term capital, the Company plans to take one of the following approaches or a combination of the following approaches: issuance of ordinary shares for cash to issue overseas depositary receipts and/or issuance domestic ordinary shares and/or privately placement of ordinary shares once or at multiple times with appropriate timing, taking into account the condition of the capital market and the actual fiscal needs of the Company in accordance with relative laws and regulations and the Company’s Articles of Incorporation.

2.	The scope of this offering of securities shall be within the limit of 30,000,000 shares.

3.

The Board of Directors and/or the Chairperson are fully authorized to administer the main contents of this proposal, including but not limited to the number and amount of issuance, issue price, conditions of the issuance, manners of underwriting, rules of this issuance of securities, use of capital, expected progress, expected benefits, and any other matters related to this issuance, where there is any change in relevant laws and regulations or a request from the competent authority, based on operational assessment or enactment or amendments made in response to subjective environments afterwards.

4.	The explanation regarding the manner and content of this issuance can be found on Handbook under Exhibit 7.

Resolution:

The issuance of securities by public offering or private placement hereby was approved as proposed. The number of shares represented by shareholders attending the Meeting was 57,511,597 shares; the number of shares voting to approve the resolution was 57,408,579 shares (including 10,549,771 votes cast by electronic means), approximately 99.82% of voting shares; the number of shares voting against the resolution was 3,121 shares (including 3,121 votes cast by electronic means), less than 0.01% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 99,897 shares (including 12,651 votes cast by electronic means), approximately 0.17% of voting shares.

IV.	Ad Hoc Motions : None.

V.	Adjournment: 09:40 a.m., the Chairman adjourned the Meeting.

Exhibit 1

Operational Report

Dear Shareholders:

1.1	Business Result in 2019

The Company continues to grow at a steady pace this year. In accordance with our business plan, the Company has achieved its operational objectives with the help of your continuous support.

(1)	Results of Execution of 2019 Business Plan

Taiwan Liposome Co., Ltd.’s revenue for fiscal 2019 was NT$209 million, which is an increase of NT$147 million or 235.57%, from NT$62,324 million in 2018. Total comprehensive loss of NT$810.3 million for the period represented a decrease of NT$92.5 million (or 10.25%) from the NT$902.8 million registered in 2018.

The Company continues to focus on projects in the three major areas of pain management, ophthalmology and oncology this year. The main achievements are summarized below.

•

TLC599, a BioSeizer sustained release formulation of dexamethasone sodium phosphate (DSP) intended for the treatment of osteoarthritis (OA) pain, has successfully initiated a Phase III clinical trial (“EXCELLENCE”) to evaluate the efficacy and safety of single as well as repeated doses of TLC599 in patients with osteoarthritis (OA) of the knee. EXCELLENCE is a multi-center, randomized, double-blind, placebo- and active comparator-controlled pivotal study that will dose approximately 500 knee OA patients at 40-50 sites in the US and Australia.

•

TLC590, a non-opioid BioSeizer sustained release formulation of ropivacaine for post-surgical pain management, showed remarkable results from the first-in-human Phase I/II clinical trial in inguinal hernia repair surgery. The TLC590 optimal dose showed durable, statistically significant and clinically meaningful reductions in pain intensity through 96 hours with movement compared to ropivacaine; the greater levels of pain reduction was maintained through 168 hours. Over half (58.3%) of the patients who received TLC590 did not use any rescue opioids at all during the entire study duration. Among those who did use rescue opioids, time to first postsurgical opioid use was about four times that of the ropivacaine group. TLC590 was well tolerated with a safety profile comparable to ropivacaine.

•

To advance the clinical development of the post-surgical pain management program for expanded indications, TLC590 has also completed a safety and pharmacokinetic analysis of Part 1 of Phase II clinical trial in patients following bunionectomy. The TLC590 pharmacokinetic data showed dose linearity and relative bioavailability. TLC590 was well tolerated, with a safety profile comparable to ropivacaine. Part 2 of this trial will move forward with dose selection based on the maximum feasible volume for bunionectomy.

•

TLC178, a NanoX liposomal formulation of vinorelbine, has received orphan drug designation for the treatment of soft tissue sarcoma from the European Medicines Agency (EMA). Orphan drug designation by the EMA provides certain regulatory and financial incentives for companies seeking protocol assistance and scientific advice from the EMA during the product development phase, as well as a 10-year period of marketing exclusivity in the EU following product approval.

With respect to corporate development, TLC and Hong Kong Sansheng Medical Limited formed an exclusive partnership to commercialize two NanoX™ products in mainland China. Under the terms of the agreement, TLC is eligible to receive up to US$25 million in upfront payments for each product and subsequent regulatory and sales milestone payments. TLC is also eligible a share of the potential profits from product sales. In addition, TLC and Birdie Biopharmaceuticals Inc. (“Birdie”) signed a development and license agreement. Under the agreement, Birdie will engage TLC in the development and manufacturing of a liposomal formulated dual agonist product against toll-like receptors 7 and 8 (TLR7/8) utilizing TLC’s NanoX™ technology. TLC will receive an upfront payment and is eligible to receive up to US$49 million in potential milestone payments. TLC is also eligible to royalties based on the net sales.

On the operations side, for the fifth consecutive year, the Company was ranked in the top 5% of all TWSE- and TPEx- listed companies in the annual Corporate Governance Evaluation. 868 TWSE-listed companies and 686 TPEx-listed companies were evaluated, with the top 5% being the highest ranking group. Among a total of 1,554 companies, TLC was the only biotech company to stay in the top 5% for the fifth consecutive year. These extraordinary achievements reflect the Company’s unyielding efforts to improve corporate governance and information disclosure, as well as its high regard for the interests of all shareholders.

(2)	Research and Development

Progress of the Company’s drug R&D activities is summarized as follows:

•

TLC599 has achieved several important milestones, including the completion of a Phase II clinical trial in knee osteoarthritis pain with outstanding results, a fruitful End-of-Phase II meeting with the U.S. Food and Drug Administration (FDA), consensus with the FDA that, if successful, a single global pivotal Phase III trial would be sufficient to support a New Drug Application (NDA) submission, and the initiation of EXCELLENCE, a Phase III clinical trial. The initiation of EXCELLENCE was supported by findings from the Phase II, randomized, double-blinded, placebo-controlled clinical trial in patients with OA of the knee, in which TLC599 12mg demonstrated statistically significant and clinically meaningful improvement in pain relief in both the Western Ontario and McMaster Universities Osteoarthritis Index (WOMAC) and Visual Analog Scale (VAS) scores compared to placebo from Day 3 all the way through the end of the study at 24 weeks. Over half of the patients in the TLC599 group had a durable response, maintaining at least 30% pain reduction in both WOMAC and VAS pain scores at all visits through the entire 24 weeks.

A.

TLC590 has completed a first-in-human Phase I/II clinical trial in patients following inguinal hernia repair surgery. A Phase II clinical trial in bunionectomy for the purpose of expanded indications in post-operative pain management has also completed Part 1, which was a safety and pharmacokinetic analysis. TLC590 has moved into Part 2.

B.

ProDex™/TLC399, a BioSeizer formulation of DSP intended as an intravitreal, or in-eye, injection for the treatment of macular edema due to RVO, continues its Phase II clinical trial in the U.S. The trial has enrolled 31 patients.

C.	The maximum tolerated dose of TLC178 with administration every 4 weeks has been determined in an ongoing Phase I/IIa, open-label, dose-escalation study at sites in Taiwan and the U.S.

D.	TLC599 has been granted the patent of “Method of Treating Arthritis” in Japan. Under the same patent family, a continuation application pursuing extended claims has been granted in the United States.

E.	ProDex™/TLC399 has been granted the patent of “Ophthalmic Drug Delivery System Containing Phospholipid and Cholesterol” in China and India.

F.	ProDex™/TLC399 has been granted the patent of “Pharmaceutical Compositions To Reduce Complications of Ocular Steroid” in Canada, India, Korea, and the United States.

G.	TLC178 has been issued a continuation patent entitled “Controlled Drug Release Liposome Composition” by the U.S. Patent and Trademark Office.

H.

TLC388 (Lipotecan®), the radiation sensitizer for hepatocellular carcinoma (HCC), was granted the patent of “Pharmaceutical Compositions of Hydrophobic Camptothecin Derivatives” in Canada, China, and the United States.

1.2	Annual Plan in 2020

(1)	Business Strategies

The Company will continue to focus on its two main technology platforms of sustained release delivery and targeted delivery under LipAD™, or Lipid-Assembled Delivery, systemically expanding the application of the two platforms as well as their patent with the company’s experience and expertise.

The company’s know-how in platform modification and formulation optimization of various drugs to treat various diseases, coupled with continuous patent filings, will shorten the R&D process, reduce costs, mitigate risks, and ensure profitability after product approval.

In addition, the Company will continue to focus on the areas of pain management, ophthalmology and oncology by utilizing its own or incorporating others’ technologies or drugs and adopting the most appropriate regulatory pathway to fulfill unmet medical needs. The Company will steadily and strategically avail of its R&D findings towards commercialization of products.

(2)	Key production and distribution strategies

A.	Operation planning and production and distribution strategies

a.	Create turnkey solutions to increase the scale of production and work in collaboration with domestic and foreign GMP manufacturers with respect to such production.

b.

Enhance human resources management in each of the Company’s subsidiaries. TLC has appointed George Spencer-Green, MD, MS, prior Vice President and clinical head of Pfizer’s biosimilars development program, as Chief Medical Officer and Vincent Chang, PhD, prior Abbott manufacturing director, as Vice President of Manufacturing Development. Dr. Spencer-Green will guide the company in its clinical and regulatory activities, and Dr. Chang will direct affairs related to the chemistry, manufacturing and controls of its products for future commercial launches.

c.

Make use of the resources available to the Company so as to allow the Company to become familiarized with local laws, regulations and medical needs, which will improve its position when submitting MAAs to local governments and applying for government subsidies. The subsidiaries should form a close relationship with its local business partners, from which the Company can better identify local market trends.

d.	Expand production and distribution networks through different product distribution strategies in order to reduce operating risks.

B.	Research and product development strategies

a.	Focus on the development and commercialization of LipAD™.

b.	Extend products into other indications by exploring market needs and trends.

c.

Encourage pharmaceutical companies to enter into technical collaboration arrangements. More collaboration opportunities mean the Company can observe relevant markets more closely and, as a result, develop products that cater to each market. Through this collaboration scheme, costs can be shared with cooperating partners, and the access of the product to the relevant markets is also secured with such scheme, which will significantly reduce R&D costs and risks. By collaborating with international pharmaceutical companies, the Company can increase its R&D capacity.

d.	Develop derivative drugs by combining the Company’s know-how with that of other companies through technical collaboration.

1.3	Future Corporate Strategy

The Company strives to improve upon original drug properties to achieve less toxicity, fewer side effects, and better or longer efficacy through its drug delivery systems and formulation designs. The company will not only emphasize on developing products which address unmet medical needs, but also assist international pharmaceutical companies with problems they encounter in developing new drugs, providing assistance with research on particular drugs or technologies, and collaborating with them in developing new products. Through these technical collaborative relationships, the Company can bring good to patients suffering from related illnesses.

1.4	External Impacts on Corporate Operation

By modifying existing drugs, New Formulation drugs came into the international spotlight in recent years for their relatively lower development risks, shorter time-to-market, existing markets, and most importantly, patentability. With its pipeline filled with New Formulation drugs, Taiwan Liposome Company is well positioned to take advantage of the trend.

Taiwan Liposome Company, Ltd.

Chairman of the Board: Keelung Hong

General Manager: George Yeh

Head of the Accounting Dept.: Nicole Lin

Exhibit 2

Taiwan Liposome Company, Ltd.

Implementation Report of the Sound Operating Plan

Taiwan Liposome Company (“the Company” or “TLC”) insists on continuous research and development in technology platform for its application on drug development. TLC attaches great importance on reviewing the research and development (R&D) milestones of each stage. From our base in Taiwan, we aim to expand our business globally. Because R&D is an ongoing process, under the premise of R&D first, operation performance can be improved from the following aspects:

1. Royalty income

TLC formulates licensing strategies based on the supply and demand and competition of each drug in the market and the Company’s resources. It negotiates patent licensing and cooperative business model at an appropriate time to enjoy profit-sharing from royalty once the drug is launched. The operating revenue was NT$209,140 thousand in 2019, an increase of 235.57% from the NT$62,324 thousand in 2018 and an increase from the planned amount.

2. R&D management

The Company continuously researches and develops technology platforms to be applied to drug development. Under the premise of developing uniqueness and mastering key technologies and through prudent R&D management, checkpoints are set at the three R&D milestones: front-end molecular research, preclinical studies, and clinical trials, to effectively advance the R&D goals.

(1) Preclinical studies

The TLC animal facility performs tests pursuant to the GLP spirit. When external GLP testing is necessary, the Company would perform preliminary trials in pharmacology-toxicology. This check point allows the Company to submit results to the Contracted Research Organization (CRO) for reference in order to reduce the chance of GLP failing.

(2) Clinical trials (or bioequivalent studies)

The recruitment of human subjects for the test of the drug shall be subject to the approval of the legal authority that recognizes the usage of such drugs in human therapeutic trials. Our performances in the last year (2019) included launching stage 3 pivotal clinical trials for TLC599, a new dosage and new formula long-term release arthritis drug, to evaluate the safety and curative effects of single and multiple-dose after 52 weeks. The clinical trials of non-opiate post-surgery long-term analgesic TLC590 for stage 1 and 2 hernia repair surgery have indicated that the optimal dosage group has demonstrated a better long-term pain analgesic effect over the active control group that continued for 96 hours, showing both significant clinical and statistical implications, as well as the safety on par with that of the active control group. In addition, the initial analytical results of TLC590 in clinical stage 2 bunion removal surgeries also indicated that the dosage of TLC590 and relative bioavailability showed a linear correlation, and all three dosage groups achieved good tolerance. Furthermore, the new dosage and new formula cancer drug TLC178 has received orphan drug designation from the European Medicines Agency (EMA) to treat soft tissue sarcoma, and will enjoy patent rights in the future.

(3) Manufacturing and production

TLC adopts an organizational approach to master production process expansion technology. To ensure the success of R&D results and mass production, the Company works from tailor-made machinery and equipment for mass production to on-site technology transfer and process monitoring. Results we yielded in the past year include the technological transfer of TLC599 to production plants in the United States, and pivotal trials for drug production.

The sum of R&D and administrative expenses amounted to NT$1,026,796 thousand in 2019, an increase of 4.74% from NT$980,318 thousand in 2018. However, the number is smaller than the planned declaring amount.

Exhibit 3

Taiwan Liposome Company, Ltd.

Audit Committee’s Review Report

To All Shareholders of Taiwan Liposome Company, Ltd.:

The Board of Directors has prepared and submitted the Company’s 2019 Business Report, Standalone Financial Statements, Consolidated Financial Statements and Proposal to offset the deficit of 2019 to the Company’s Audit committee for review, of which the Standalone Financial Statements and Consolidated Financial Statements were audited by independent certified public accountants, Teng, Sheng-Wei and Hsieh, Chih-Cheng, of PricewaterhouseCoopers Taiwan, pursuant to which an audit report has been prepared. According to such audit report, the abovementioned documents present fairly, in all material respects, the Company’s financial position, financial performance and the cash flows. The audit committee has reviewed each of the aforementioned documents and have not found any inaccuracies. Therefore, I hereby submit this report in compliance with Article 14 of the Securities and Exchange Act and Article 219 of The Company Act.

Date: February 11, 2020

Taiwan Liposome Company, Ltd.

/s/ May Kang
Name:	May Kang
Title:	Chairman of the Audit Committee

Exhibit 4

Taiwan Liposome Company, Ltd.

Comparison Table for the Amendment to the Rules of Code of Operation Integrity

Article No.	After the Amendment	Prior to the Amendment	Explanations
Article 5

Policy

The Company shall abide by the operational philosophies of honesty, transparency and responsibility, base policies on the principle of good faith and establish good corporate governance and risk control and management mechanism, as approved by the board of directors, so as to create an operational environment for sustainable development.

Policy

The Company shall abide by the operational philosophies of honesty, transparency and responsibility, base policies on the principle of good faith and establish good corporate governance and risk control and management mechanism so as to create an operational environment for sustainable development.

Modified according to law.

Article 7

Scope of Prevention Program

The Company shall establish the risk assessment mechanism for Unethical Conduct, to periodically review and analyze which business activities within its business scope are possibly at a higher risk of being involved in an Unethical Conduct, so as to establish the Prevention Program and periodically review the appropriateness and effectiveness of such Prevention Program.

The Prevention Program adopted by the Company shall at least include the following preventive measures with reference to domestic or international general standards or guidance:

Scope of Prevention Program

In the course of developing the Prevention Program, the Company shall analyze which business activities within its business scope are possibly at a higher risk of being involved in an Unethical Conduct, andstrengthen the preventive measures.

The Prevention Program adopted by the Company shall at least include the following preventive measures:

Modified according to law.

	(Omitted)	(Omitted)

Article 8

Commitment and Enforcement

The Company shall request its directors and high level management to provide statement declaring his/her commitment for obeying the Code of Operation Integrity, and shall procure its employees to obey the Code of Operation Integrity in the employment conditions.

		Commitment and Enforcement (Added)	Modified according to law.

Article No.	After the Amendment	Prior to the Amendment	Explanations

The Company and its respective Business Group shall clearly specify ethical corporate management policies in internal rules, external documents and the Company’s website. The board of directors and the management level shall rigorously and thoroughly enforce their commitment to such policies for internal management and commercial activities.

The Company shall document and preserve appropriately any Code of Operation Integrity, statement, commitment and implementation made in accordance with the aforementioned two paragraphs.

The Company and its respective Business Group shall clearly specify ethical corporate management policies in internal rules and external documents. The board of directors and the management level shall rigorously and thoroughly enforce their commitment to such policies for internal management and commercial activities.

(Added)

Article 17

Organization & Duty

(Omitted)

To achieve sound ethical corporate management, the Company shall allocate sufficient resources and personnel that fits the function, internal auditors are in charge of establishing and enforcing the ethical corporate management policies and Prevention Program, mainly in the following matters, and shall report to the board of directors on a regular basis (at least once a year):

1.  Assisting in incorporating ethics and moral values into the Company’s business strategy and adopting appropriate measures against corruption and malfeasance to ensure ethical management in compliance with the requirements of laws and regulations.

2.  Periodically assess and analyze the risk of Unethical Conduct that could arise out of the scope of business, and adopting programs to prevent unethical conduct and setting out in each program the standard operating procedures and conduct guidelines with respect to the Company’s operations and business.

(Omitted)

Organization & Duty

(Omitted)

To achieve sound ethical corporate management, internal auditors are in charge of establishing and enforcing the ethical corporate management policies and Prevention Program, mainly in the following matters, and shall report to the board of directors on a regular basis:

1.  Assisting in incorporating ethics and moral values into the Company’s business strategy and adopting appropriate measures against corruption and malfeasance to ensure ethical management in compliance with the requirements of laws and regulations.

2.  Adopting programs to prevent unethical conduct and setting out in each program the standard operating procedures and conduct guidelines with respect to the Company’s operations and business.

(Omitted)

Modified according to law.

Article No.	After the Amendment	Prior to the Amendment	Explanations
Article 20

Accounting and internal control systems

(Omitted)

Internal auditors shall prepare audit plans, which shall include the subject, scope, item and frequency of audit, in order to review the implementation of the Prevention Program in accordance with the results of the risk assessment for Unethical Conduct. The internal auditors may engage a certified public accountant to carry out the audit, and may engage professionals to assist if necessary.

The aforementioned audit results shall be reported to the high level management and responsible department in charge of the ethical operation, and audit report(s) shall be submitted to the board of directors.

Accounting and internal control systems

(Omitted)

Internal auditors shall periodically examine the Company’s compliance with the foregoing and prepare audit reports and submit the same to the board of directors. The internal auditors may engage a certified public accountant to carry out the audit, and may engage professionals to assist if necessary.

(Added)

Modified according to law.

Article 23

Reporting channel and disciplinary system

The Company shall have in place and scrupulously operate a formal channel for receiving reports on Unethical Conduct. The system shall include at lease the following:

1.  An independent mailbox or hotline, either internally established and publicly announced or provided by an independent external institution, to allow Company insiders and outsiders to submit reports.

2.  Dedicated person or unit appointed to handle the system. Any tip involving a director or high level manager shall be reported to the independent directors. Categories of reported misconduct shall be delineated and standard operating procedures for the investigation of each shall be adopted.

3.  After the investigation on the reported matter is completed, further action(s) shall be taken depending on the seriousness of the subject matter, and shall be reported to competent authority or judicial authority for further investigation when needed.

4.  Documentation of case acceptance, investigation processes, investigation results, and relevant documents.

Reporting channel and disciplinary system

The Company shall have in place and scrupulously operate a formal channel for receiving reports on Unethical Conduct. The system shall include at lease the following:

1.  An independent mailbox or hotline, either internally established and publicly announced or provided by an independent external institution, to allow Company insiders and outsiders to submit reports.

2.  Dedicated person or unit appointed to handle the system. Any tip involving a director or senior manager shall be reported to the independent directors. Categories of reported misconduct shall be delineated and standard operating procedures for the investigation of each shall be adopted.

(Added)

3.  Documentation of case acceptance, investigation processes, investigation results, and relevant documents.

Modified according to law.

Article No.	After the Amendment	Prior to the Amendment	Explanations

5.  Confidentiality of the identity of whistle-blowers and the content of reported cases. Anonymous report is permitted.

6.  Measures for protecting whistle-blowers from inappropriate disciplinary actions due to their whistle-blowing.

7.  Whistle-blowing incentive measures.

In the event of material misconduct or likelihood of material impairment to the Company comes to its awareness upon investigation, the dedicated personnel or unit handling the system shall immediately prepare a report and notify the independent directors or audit committee in writing.

4.  Confidentiality of the identity of whistle-blowers and the content of reported cases.

5.  Measures for protecting whistle-blowers from inappropriate disciplinary actions due to their whistle-blowing.

6.  Whistle-blowing incentive measures.

In the event of material misconduct or likelihood of material impairment to the Company comes to its awareness upon investigation, the dedicated personnel or unit handling the system shall immediately prepare a report and notify the independent directors or audit committee in writing.

Exhibit 5

Independent Certified Public Accountant Report and Financial Statements

(Consolidated Financial Statements)

REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To Taiwan Liposome Company, Ltd.

Opinion

We have audited the accompanying consolidated balance sheets of Taiwan Liposome Company, Ltd. and its subsidiaries (the “Group”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers” and International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China (“ROC GAAS”). Our responsibilities under those standards are further described in the Independent accountant’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Professional Ethics for Certified Public Accountants in the Republic of China (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Indicators of impairment of property, plant and equipment and right-of-use assets

Description

As of December 31, 2019, the Group’s property, plant and equipment and right-of-use assets amounted to NT$169,294 thousand, accounting for 12% of the consolidated total assets. As the Group engages in research and development for new drugs, its value is composed of the market value of patents obtained from research and development. As the property, plant and equipment and right-of-use assets are mainly used for the purposes of research and development and are highly relevant to the outcome of new drugs’ development, the failure of meeting expectations in research and development of the new drugs might cause impairment of property, plant and equipment and right-of-use assets. Thus, we consider indicators of impairment of property, plant and equipment and right-of-use assets a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•

Evaluating the reasonableness of identifying indicators of impairment by reviewing the assessment of impairment indicators provided by management and discussing main research and development progress and technology, and etc. with management and research and development supervisors.

•

Performing physical observation of property, plant and equipment and right-of-use assets and assessing the working condition of major property, plant and equipment and right-of-use assets to determine whether there is any damaged or outdated item.

Accuracy of revenue recognition for authorization collaboration and development transactions

Description

The Group’s revenue is mainly from authorization collaboration and development revenue. For the year ended December 31, 2019, the authorization collaboration and development revenue is NT$149,056 thousand, representing 71% of the total operating revenue. Please refer to Note 4(22) for accounting policies of authorization collaboration and development revenue, and Note 6(19) for description of operating revenue. Considering that revenue recognition for authorization collaboration and development transactions to be assessed by the terms of each agreement in order to determine appropriate treatment under IFRS 15 “Revenue from Contracts with Customers”, and the respective revenue amount recognized significant, it was identified as a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•

Obtaining management’s policy for revenue recognition of authorization collaboration and development transactions, and assessing the appropriateness of the policy and validating respective evidence of proper review and approval.

•	Examining the terms of the authorization collaboration and development agreements, and verifying that management’s assessment related to revenue recognition is in line with the above terms.

•	For performance obligations satisfied over time, assessing the reasonableness of methods and assumptions used to measure the progress towards complete satisfaction of performance obligations.

•	Recalculating the accuracy of amount recognized as revenue and respective timing.

Assessment of liquidity risk

Description

The Group has reported a net loss in all fiscal periods since inception due to continuous cash outflows from research and development activities and execution of clinical programs, and expects to incur substantial and increased expenses to expand the said development activities. The Group expects to continue to generate operating losses in the foreseeable future. Based on the Group’s business plans disclosed in Note 1, the Group may seek future funding based on the need of capital and exercise discretion and flexibility to deploy its capital resources in the progress of the research and development according to the schedule of fund raising to continue its operation in the future. Thus, we consider the assessment of liquidity risk a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•	Obtaining the cash flow forecast of the Group for the next twelve months, and discussing with management the feasibility of the cash flow forecast and its operations.

•	Verifying the compliance of covenants associated with the debt agreement and management’s responses.

•	Assessing the appropriateness of the footnote disclosure to the financial statements.

Other matter – Parent company only financial reports

We have audited and expressed an unmodified opinion on the parent company only financial statements of Taiwan Liposome Company, Ltd. as of and for the years ended December 31, 2019 and 2018.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers” and International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission, and for such internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Group’s financial reporting process.

Independent accountant’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ROC GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ROC GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Group to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Teng, Sheng-Wei	/s/ Hsieh, Chih-Cheng
Teng, Sheng-Wei	Hsieh, Chih-Cheng
For and on behalf of PricewaterhouseCoopers, Taiwan
February 11, 2020

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2019		December 31, 2018
Assets		Notes	AMOUNT	%	AMOUNT	%
	Current assets
1100	Cash and cash equivalents	6(1)	$1,023,874	74	$807,484	57
1136	Current financial assets at amortized cost	6(2)	—	—	307,150	22
1140	Current contract assets	6(19)	—	—	2,283	—
1170	Accounts receivable, net	6(3)	15,120	1	9,343	1
1200	Other receivables	6(20)	4,654	—	5,811	—
1220	Current income tax assets		982	—	113	—
1410	Prepayments	6(4)	50,984	4	56,511	4

11XX	Total current assets		1,095,614	79	1,188,695	84

	Non-current assets
1600	Property, plant and equipment	6(5) and 8	61,683	4	158,245	11
1755	Right-of-use assets	6(6)	107,611	8	—	—
1780	Intangible assets	6(7)	1,802	—	4,030	—
1840	Deferred income tax assets	6(25)	76	—	79	—
1900	Other non-current assets	6(8)	119,192	9	66,872	5

15XX	Total non-current assets		290,364	21	229,226	16

1XXX	Total assets		$1,385,978	100	$1,417,921	100

(Continued)

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2019		December 31, 2018
Liabilities and Equity		Notes	AMOUNT	%	AMOUNT	%
	Current liabilities
2100	Short-term borrowings	6(9)	$46,000	3	$46,000	3
2200	Other payables	6(10)(27)	131,064	9	206,268	15
2280	Current lease liabilities		63,435	5	—	—
2300	Other current liabilities	6(11)(12)	316,198	23	92,020	6

21XX	Total current liabilities		556,697	40	344,288	24

	Non-current liabilities
2527	Non-current contract liabilities	6(19)	10,760	1	—	—
2540	Long-term borrowings	6(11)	55,508	4	368,010	26
2550	Provisions for liabilities- non-current	6(15)	6,432	1	6,922	1
2580	Non-current lease liabilities		29,074	2	—	—
2600	Other non-current liabilities	6(12)	5,597	—	29,505	2

25XX	Total non-current liabilities		107,371	8	404,437	29

2XXX	Total liabilities		664,068	48	748,725	53

	Equity
	Equity attributable to owners of parent
	Share capital	6(16)
3110	Common shares		741,939	54	640,451	45
	Capital surplus	6(17)
3200	Capital surplus		1,705,324	122	952,364	67
	Retained earnings
3350	Accumulated deficit	6(18)	(1,717,775)	(124)	(910,042)	(64)
	Other equity
3400	Other equity interest		(7,578)	—	(13,577)	(1)

31XX	Equity attributable to owners of parent		721,910	52	669,196	47

3XXX	Total equity		721,910	52	669,196	47

	Significant contingent liabilities and unrecognized contract commitments	9
	Significant events after reporting period	11
3X2X	Total liabilities and equity		$1,385,978	100	$1,417,921	100

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2019 AND 2018

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT LOSS PER SHARE AMOUNT)

			2019		2018
Items		Notes	AMOUNT	%	AMOUNT	%
4000	Operating revenue	6(19)	$209,140	100	$62,324	100

	Operating expenses	6(13)(14)(23)(24)
6200	General and administrative expenses		(166,377)	(80)	(147,743)	(237)
6300	Research and development expenses		(860,419)	(411)	(832,575)	(1336)

6000	Total operating expenses		(1,026,796)	(491)	(980,318)	(1573)

6900	Operating loss		(817,656)	(391)	(917,994)	(1473)

	Non-operating income and expenses
7010	Other income	6(20)	22,960	11	28,990	47
7020	Other gains and losses	6(21)	14,950	7	(1,817)	(3)
7050	Finance costs	6(22)	(23,656)	(11)	(9,886)	(16)

7000	Total non-operating income and expenses		14,254	7	17,287	28

7900	Loss before income tax		(803,402)	(384)	(900,707)	(1445)
7950	Income tax expense	6(25)	(4,120)	(2)	(867)	(2)

8200	Net loss		($807,522)	(386)	($901,574)	(1447)

	Other comprehensive income (loss)
	Items that will not be reclassified to profit or loss
8311	Remeasurement arising on defined benefit plans	6(13)	($211)	—	($527)	(1)
	Items that may be subsequently reclassified to profit or loss
8361	Financial statement translation differences of foreign operations		(2,571)	(1)	(727)	(1)

8300	Total other comprehensive loss, net		($2,782)	(1)	($1,254)	(2)

8500	Total comprehensive loss		($810,304)	(387)	($902,828)	(1449)

	Loss attributable to:
8610	Owners of the parent		($807,522)	(386)	($901,574)	(1447)

	Total comprehensive loss attributable to:
8710	Owners of the parent		($810,304)	(387)	($902,828)	(1449)

	Loss per common share	6(26)
9750	Basic loss per share (in dollars)		($12.32)		($14.37)

9850	Diluted loss per share (in dollars)		($12.32)		($14.37)

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2019 AND 2018

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

		Equity attributable to owners of the parent
		Share capital	Capital surplus					Other equity interest
	Notes	Common shares	Additional paid- in capital	Treasury stock	Share options	Restricted stocks	Accumulated deficit	Exchange difference on translation of foreign financial statements	Unearned compensation	Total equity
2018
Balance at January 1, 2018		$561,990	$1,058,608	$7,009	$229,214	$27,794	($874,086)	($1,712)	($21,533)	$987,284
Effects of retrospective application of new standards		—	—	—	—	—	(7,941)	—	—	(7,941)

Balance at January 1, 2018 after adjustments		561,990	1,058,608	7,009	229,214	27,794	(882,027)	(1,712)	(21,533)	979,343

Net loss		—	—	—	—	—	(901,574)	—	—	(901,574)
Other comprehensive loss		—	—	—	—	—	(527)	(727)	—	(1,254)

Total comprehensive loss		—	—	—	—	—	(902,101)	(727)	—	(902,828)

Issuance of new share capital, net of issuance costs of $100,499	6(16)	78,311	472,546	—	—	—	—	—	—	550,857
Issuance of restricted stocks to employees	6(14)(16)	500	—	—	—	3,359	—	—	(3,421)	438
Share-based payments	6(14)	—	—	—	27,570	—	—	—	13,816	41,386
Share options forfeited		—	69,935	—	(69,935)	—	—	—	—	—
Cancellation of restricted stocks	6(14)(16)	(350)	—	—	—	350	—	—	—	—
Restricted stocks vested	6(14)	—	5,813	—	—	(5,813)	—	—	—	—
Capital surplus used to cover accumulated deficit	6(18)	—	(874,086)	—	—	—	874,086	—	—	—

Balance at December 31, 2018		$640,451	$732,816	$7,009	$186,849	$25,690	($910,042)	($2,439)	($11,138)	$669,196

2019
Balance at January 1, 2019		$640,451	$732,816	$7,009	$186,849	$25,690	($910,042)	($2,439)	($11,138)	$669,196

Net loss		—	—	—	—	—	(807,522)	—	—	(807,522)
Other comprehensive loss		—	—	—	—	—	(211)	(2,571)	—	(2,782)

Total comprehensive loss		—	—	—	—	—	(807,733)	(2,571)	—	(810,304)

Issuance of new share capital	6(16)	102,000	734,400	—	—	—	—	—	—	836,400
Share-based payments	6(14)	—	—	—	18,223	—	—	—	8,570	26,793
Share options forfeited		—	36,216	—	(36,216)	—	—	—	—	—
Cancellation of restricted stocks	6(14)(16)	(512)	—	—	—	337	—	—	—	(175)
Restricted stocks vested	6(14)	—	9,006	—	—	(9,006)	—	—	—	—

Balance at December 31, 2019		$741,939	$1,512,438	$7,009	$168,856	$17,021	($1,717,775)	($5,010)	($2,568)	$721,910

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	Notes	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		($803,402)	($900,707)
Adjustments
Adjustments to reconcile profit (loss)
Share-based payments	6(14)	26,793	41,386
Depreciation	6(5)(6)(23)	64,754	39,315
Amortization	6(7)(23)	6,648	8,144
Interest expense	6(22)	23,656	9,886
Interest income	6(20)	(7,399)	(2,453)
Gain on disposal of property, plant and equipment	6(21)	(488)	(1,478)
Prepayments for equipment being transferred to other expenses	6(27)	—	780
Unrealized foreign exchange		(9,034)	—
Changes in operating assets and liabilities
Changes in operating assets
Current contract assets		2,283	(2,283)
Accounts receivable, net		(5,777)	(721)
Other receivables		839	14,158
Prepayments		3,789	17,475
Changes in operating liabilities
Contract liabilities		10,760	(7,941)
Other payables		(72,744)	106,776
Other current liabilities		(222)	(366)
Other non-current liabilities		(118)	(124)

Cash outflow generated from operations		(759,662)	(678,153)
Interest received		7,717	2,210
Interest paid		(22,366)	(9,924)
Income tax paid		(4,120)	(488)
Tax refunds received		869	316

Net cash flows used in operating activities		(777,562)	(686,039)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at amortized cost		—	(307,150)
Proceeds from disposal of financial assets at amortized cost		308,505	—
Acquisition of property, plant and equipment	6(27)	(55,592)	(66,709)
Proceeds from disposal of property, plant and equipment		1,584	—
Acquisition of intangible assets	6(27)	(4,477)	(3,163)
Decrease in refundable deposits		2,171	8,258

Net cash flows from (used in) investing activities		252,191	(368,764)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	6(28)	30,000	46,000
Payments of short-term borrowings	6(28)	(30,000)	(46,000)
Proceeds from long-term borrowings	6(28)	—	731,580
Payments of long-term borrowings	6(28)	(56,425)	(366,874)
Proceeds from finance lease liabilities	6(28)	30,000	40,000
Payments of lease liabilities	6(28)	(65,455)	—
Payments of finance lease liabilities	6(28)	—	(44,000)
Proceeds from issuance of new share capital	6(16)	836,400	550,857
Issuance of restricted stocks to employees		—	500
Cancellation of restricted stocks		(512)	(350)

Net cash flows from financing activities		744,008	911,713

Effect from foreign currency exchange		(2,247)	(1,139)

Net increase (decrease) in cash and cash equivalents		216,390	(144,229)
Cash and cash equivalents at beginning of year		807,484	951,713

Cash and cash equivalents at end of year		$1,023,874	$807,484

The accompanying notes are an integral part of these consolidated financial statements.

Independent Certified Public Accountant Report and Financial Statements

(Parent Company Only Financial Statements)

REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To Taiwan Liposome Company, Ltd.

Opinion

We have audited the accompanying parent company only balance sheets of Taiwan Liposome Company, Ltd. (the “Company”) as of December 31, 2019 and 2018, and the related parent company only statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the parent company only financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying parent company only financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers”.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China (“ROC GAAS”). Our responsibilities under those standards are further described in the Independent accountant’s responsibilities for the audit of the parent company only financial statements section of our report. We are independent of the Company in accordance with the Code of Professional Ethics for Certified Public Accountants in the Republic of China (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company only financial statements of the current period. These matters were addressed in the context of our audit of the parent company only financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Indicators of impairment of property, plant and equipment and right-of-use assets

Description

As of December 31, 2019, the Company’s property, plant and equipment and right-of-use assets amounted to NT$150,074 thousand, accounting for 10% of total assets. As the Company engages in research and development for new drugs, its value is composed of the market value of patents obtained from research and development. As the property, plant and equipment and right-of-use assets are mainly used for the purposes of research and development and are highly relevant to the outcome of new drugs’ development, the failure of meeting expectations in the research and development of new drugs may cause impairment of property, plant and equipment and right-of-use assets. Thus, we consider indicators of impairment of property, plant and equipment and right-of-use assets a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•

Evaluating the reasonableness of identifying indicators of impairment by reviewing the assessment of impairment indicators provided by management and discussing main research and development progress and technology, and etc. with management and research and development supervisors.

•

Performing physical observation of property, plant and equipment and right-of-use assets and assessing the working condition of major property, plant and equipment and right-of-use assets to determine whether there is any damaged or outdated item.

Accuracy of revenue recognition for authorization collaboration and development transactions

Description

The Company’s revenue is mainly from authorization collaboration and development revenue. For the year ended December 31, 2019, the authorization collaboration and development revenue is NT$149,056 thousand, representing 71% of the total operating revenue. Please refer to Note 4(22) for accounting policies of authorization collaboration and development revenue, and Note 6(19) for description of operating revenue. Considering that revenue recognition for authorization collaboration and development transactions to be assessed by the terms of each agreement in order to determine appropriate treatment under IFRS 15 “Revenue from Contracts with Customers”, and the respective revenue amount recognized significant, it was identified as a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•

Obtaining management’s policy for revenue recognition of authorization collaboration and development transactions, and assessing the appropriateness of the policy and validating respective evidence of proper review and approval.

•	Examining the terms of the authorization collaboration and development agreements, and verifying that management’s assessment related to revenue recognition is in line with the above terms.

•	For performance obligations satisfied over time, assessing the reasonableness of methods and assumptions used to measure the progress towards complete satisfaction of performance obligations.

•	Recalculating the accuracy of amount recognized as revenue and respective timing.

Assessment of liquidity risk

Description

The Company has reported a net loss in all fiscal periods since inception due to continuous cash outflows from research and development activities and execution of clinical programs, and expects to incur substantial and increased expenses to expand the said development activities. The Company expects to continue to generate operating losses in the foreseeable future. Based on the Company’s business plans disclosed in Note 1, the Company may seek future funding based on the need of capital and exercise discretion and flexibility to deploy its capital resources in the progress of the research and development according to the schedule of fund raising to continue its operation in the future. Thus, we consider the assessment of liquidity risk a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•	Obtaining the cash flow forecast of the Company for the next twelve months, and discussing with management the feasibility of the cash flow forecast and its operations.

•	Verifying the compliance of covenants associated with the debt agreement and management’s responses.

•	Assessing the appropriateness of the footnote disclosure to the parent company only financial statements.

Responsibilities of management and those charged with governance for the parent company only financial statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers”, and for such internal controls as management determines is necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Company’s financial reporting process.

Independent accountant’s responsibilities for the audit of the parent company only financial statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ROC GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with ROC GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the parent company only financial statements, including the disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Teng, Sheng-Wei	/s/ Hsieh, Chih-Cheng
Teng, Sheng-Wei	Hsieh, Chih-Cheng
For and on behalf of PricewaterhouseCoopers, Taiwan
February 11, 2020

The accompanying parent company only financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying parent company only financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

TAIWAN LIPOSOME COMPANY. LTD.

PARENT COMPANY ONLY BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2019		December 31, 2018
Assets		Notes	AMOUNT	%	AMOUNT	%
	Current assets
1100	Cash and cash equivalents	6(1)	$997,332	70	$786,843	53
1136	Current financial assets at amortized cost	6(2)	—	—	307,150	21
1140	Current contract assets	6(19)	—	—	2,283	—
1170	Accounts receivable, net	6(3)	15,120	1	9,343	1
1200	Other receivables	6(20)	4,654	—	3,053	—
1220	Current income tax assets		529	—	113	—
1410	Prepayments	6(4)	50,452	4	56,066	4

11XX	Total current assets		1,068,087	75	1,164,851	79

	Non-current assets
1550	Investments accounted for under equity method	6(5)	93,830	7	93,754	6
1600	Property, plant and equipment	6(6) and 8	56,851	4	150,752	10
1755	Right-of-use assets	6(7)	93,223	6	—	—
1780	Intangible assets		1,802	—	4,030	—
1900	Other non-current assets	6(8)	118,103	8	65,774	5

15XX	Total non-current assets		363,809	25	314,310	21

1XXX	Total assets		$1,431,896	100	$1,479,161	100

(Continued)

TAIWAN LIPOSOME COMPANY. LTD.

PARENT COMPANY ONLY BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2019		December 31, 2018
Liabilities and Equity		Notes	AMOUNT	%	AMOUNT	%
	Current liabilities
2100	Short-term borrowings	6(9)	$46,000	3	$46,000	3
2200	Other payables	6(10)(27) and 7(2)	191,825	14	267,547	18
2280	Current lease liabilities		59,337	4	—	—
2300	Other current liabilities	6(11)(12)	316,198	22	91,981	7

21XX	Total current liabilities		613,360	43	405,528	28

	Non-current liabilities
2527	Non-current contract liabilities	6(19)	10,760	1	—	—
2540	Long-term borrowings	6(11)	55,508	4	368,010	25
2550	Provisions for liabilities - non-current	6(15)	6,432	1	6,922	—
2580	Non-current lease liabilities		18,329	1	—	—
2600	Other non-current liabilities	6(12)	5,597	—	29,505	2

25XX	Total non-current liabilities		96,626	7	404,437	27

2XXX	Total liabilities		709,986	50	809,965	55

	Equity
	Share capital	6(16)
3110	Common share		741,939	52	640,451	43
	Capital surplus	6(17)
3200	Capital surplus		1,705,324	118	952,364	65
	Retained earnings
3350	Accumulated deficit	6(18)	(1,717,775)	(120)	(910,042)	(62)
	Other equity
3400	Other equity interest		(7,578)	—	(13,577)	(1)

3XXX	Total equity		721,910	50	669,196	45

	Significant contingent liabilities and unrecognized contract commitments	9
	Significant events after reporting period	11
3X2X	Total liabilities and equity		$1,431,896	100	$1,479,161	100

The accompanying notes are an integral part of these parent company only financial statements.

TAIWAN LIPOSOME COMPANY

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2019 AND 2018

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT LOSS PER SHARE AMOUNTS)

			Year ended December 31
			2019		2018
Items		Notes	AMOUNT	%	AMOUNT	%
4000	Operating revenue	6(19)	$209,140	100	$62,324	100

	Operating expenses	6(13)(14)(23)(24)
6200	General and administrative expenses		(166,659)	(79)	(138,758)	(223)
6300	Research and development expenses	7(2)	(867,360)	(415)	(847,515)	(1360)

6000	Total operating expenses		(1,034,019)	(494)	(986,273)	(1583)

6900	Operating loss		(824,879)	(394)	(923,949)	(1483)

	Non-operating income and expenses
7010	Other income	6(20)	22,926	11	15,389	25
7020	Other gains and losses	6(21)	14,808	7	(1,655)	(3)
7050	Finance costs	6(22)	(23,024)	(11)	(9,886)	(16)
7070	Share of profit of subsidiaries, associates and joint ventures accounted for under equity method	6(5)	2,647	1	18,527	30

7000	Total non-operating income and expenses		17,357	8	22,375	36

8200	Net loss		($807,522)	(386)	($901,574)	(1447)

	Other comprehensive income (loss)
	Items that will not be reclassified to profit or loss
8311	Remeasurement arising on defined benefit plan	6(12)	($211)	—	($527)	(1)
	Items that may be subsequently reclassified to profit or loss
8361	Financial statements translation differences of foreign operations	6(5)	(2,571)	(1)	(727)	(1)

8300	Total other comprehensive loss, net		($2,782)	(1)	($1,254)	(2)

8500	Total comprehensive loss		($810,304)	(387)	($902,828)	(1449)

	Loss per common share	6(26)
9750	Basic loss per share (in dollars)		($12.32)		($14.37)

9850	Diluted loss per share (in dollars)		($12.32)		($14.37)

The accompanying notes are an integral part of these parent company only financial statements.

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2019 AND 2018

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

		Share capital	Capital surplus					Other equity interest
	Notes	Common shares	Additional paid- in capital	Treasury stocks	Share options	Restricted stocks	Accumulated deficit	Exchange difference on translation of foreign financial statements	Unearned compensation	Total equity
2018
Balance at January 1, 2018		$561,990	$1,058,608	$7,009	$229,214	$27,794	($874,086)	($1,712)	($21,533)	$987,284
Effects of retrospective application of new standards		—	—	—	—	—	(7,941)	—	—	(7,941)

Balance at January 1, 2018 after adjustments		561,990	1,058,608	7,009	229,214	27,794	(882,027)	(1,712)	(21,533)	979,343

Net loss		—	—	—	—	—	(901,574)	—	—	(901,574)
Other comprehensive loss		—	—	—	—	—	(527)	(727)	—	(1,254)

Total comprehensive loss		—	—	—	—	—	(902,101)	(727)	—	(902,828)

Issuance of new share capital, net of issuance costs of $100,499	6(16)	78,311	472,546	—	—	—	—	—	—	550,857
Issuance of restricted stocks to employees	6(14)(16)	500	—	—	—	3,359	—	—	(3,421)	438
Share-based payments	6(14)	—	—	—	27,570	—	—	—	13,816	41,386
Share options forfeited		—	69,935	—	(69,935)	—	—	—	—	—
Cancellation of restricted stocks	6(14)(16)	(350)	—	—	—	350	—	—	—	—
Restricted stocks vested	6(14)	—	5,813	—	—	(5,813)	—	—	—	—
Capital surplus used to cover accumulated deficit	6(18)	—	(874,086)	—	—	—	874,086	—	—	—

Balance at December 31, 2018		$640,451	$732,816	$7,009	$186,849	$25,690	($910,042)	($2,439)	($11,138)	$669,196

2019
Balance at January 1, 2019		$640,451	$732,816	$7,009	$186,849	$25,690	($910,042)	($2,439)	($11,138)	$669,196

Net loss		—	—	—	—	—	(807,522)	—	—	(807,522)
Other comprehensive loss		—	—	—	—	—	(211)	(2,571)	—	(2,782)

Total comprehensive loss		—	—	—	—	—	(807,733)	(2,571)	—	(810,304)

Issuance of new share capital	6(16)	102,000	734,400	—	—	—	—	—	—	836,400
Share-based payments	6(14)	—	—	—	18,223	—	—	—	8,570	26,793
Share options forfeited		—	36,216	—	(36,216)	—	—	—	—	—
Cancellation of restricted stocks	6(14)(16)	(512)	—	—	—	337	—	—	—	(175)
Restricted stocks vested	6(14)	—	9,006	—	—	(9,006)	—	—	—	—

Balance at December 31, 2019		$741,939	$1,512,438	$7,009	$168,856	$17,021	($1,717,775)	($5,010)	($2,568)	$721,910

The accompanying notes are an integral part of these parent company only financial statements.

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	Notes	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		($807,522)	($901,574)
Adjustments
Adjustments to reconcile profit (loss)
Share-based payments	6(14)	26,793	41,386
Depreciation	6(6)(7)(23)	58,023	36,818
Amortization	6(23)	6,648	5,345
Share of profit of subsidiaries, associates and joint ventures accounted for under equity method	6(5)	(2,647)	(18,527)
Interest expense	6(22)	23,024	9,886
Interest income	6(20)	(7,389)	(2,398)
Gain on disposal of property, plant and equipment	6(21)	(346)	(1,435)
Prepayments for equipment being transferred to other expenses	6(27)	—	780
Unrealized foreign exchange		(9,034)	—
Changes in operating assets and liabilities
Changes in operating assets
Current contract assets		2,283	(2,283)
Accounts receivable, net		(5,777)	(721)
Other receivables		(1,920)	14,933
Prepayments		5,614	17,293
Changes in operating liabilities
Contract liabilities		10,760	(7,941)
Other payables		(73,114)	136,864
Other current liabilities		(183)	(334)
Other non-current liabilities		(118)	(124)

Cash outflow generated from operations		(774,905)	(672,032)
Interest received		7,292	2,155
Interest paid		(21,734)	(9,924)
Tax refunds received		—	316

Net cash flows used in operating activities		(789,347)	(679,485)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of current financial assets at amortized cost		—	(307,150)
Proceeds from disposal of current financial assets at amortized cost		308,505	—
Acquisition of property, plant and equipment	6(27)	(55,492)	(60,667)
Proceeds from disposal of property, plant and equipment		857	—
Acquisition of intangible assets	6(27)	(4,477)	(3,163)
Decrease in refundable deposits		2,072	7,984

Net cash flows from (used in) investing activities		251,465	(362,996)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	6(28)	30,000	46,000
Payments of short-term borrowings	6(28)	(30,000)	(46,000)
Proceeds from long-term borrowings	6(28)	—	731,580
Payments of long-term borrowings	6(28)	(56,425)	(366,874)
Proceeds from finance lease liabilities	6(28)	30,000	40,000
Payments of lease liabilities	6(28)	(61,092)	—
Payments of finance lease liabilities	6(28)	—	(44,000)
Proceeds from issuance of new share capital	6(16)	836,400	550,857
Issuance of restricted stocks to employees		—	500
Cancellation of restricted stocks		(512)	(350)

Net cash flows from financing activities		748,371	911,713

Net increase (decrease) in cash and cash equivalents		210,489	(130,768)
Cash and cash equivalents at beginning of year		786,843	917,611

Cash and cash equivalents at end of year		$997,332	$786,843

The accompanying notes are an integral part of these parent company only financial statements.

40

Exhibit 6

Taiwan Liposome Company, Ltd.

Comparison Table for the Amendment to the Rules of

Procedure for Shareholders Meetings

Article No.	After the Amendment	Prior to the Amendment	Explanations
Article 3

Convening shareholders meetings and shareholders meeting notices

(Omitted)

3. Election or dismissal of directors, amendments to the articles of incorporation, capital deductions, applications to terminate the corporation’s public status, approval for releasing directors from non-competition restrictions, capital increases by profit, capital increases by reserve, the dissolution, merger, or demerger of the corporation, or any matter under Article 185, paragraph 1 of the Company Act or Articles 26-1 and 43-6 of the Securities and Exchange Act, or Articles 56-1 and 60-2 of the Regulations Governing the Offering and Issuance of Securities by Securities Issuers shall be set out in the notice of the reasons for convening the shareholders meeting, and the main content of any of the foregoing items shall be provided in the meeting notice as well. None of the above matters may be raised by an extraordinary motion. The main content of any of the foregoing items shall be provided on the website of the securities authority or a website designated by the Company and the URL to such website shall be provided in the meeting notice for the relevant shareholders meeting.

Convening shareholders meetings and shareholders meeting notices

(Omitted)

3. Election or dismissal of directors, amendments to the articles of incorporation, the dissolution, merger, or demerger of the corporation, or any matter under Article 185, paragraph 1 of the Company Act or Articles 26-1 and 43-6 of the Securities and Exchange Act, or Articles 56-1 and 60-2 of the Regulations Governing the Offering and Issuance of Securities by Securities Issuers shall be set out in the notice of the reasons for convening the shareholders meeting. None of the above matters may be raised by an extraordinary motion.

Modified according to law.

Article No.	After the Amendment	Prior to the Amendment	Explanations

4. Where a re-election of all directors, and the commencement date of the term of office of such newly elected directors has been announced in a meeting notice for any shareholders’ meeting, the commence date of the term of office of such newly elected directors shall not be amended or changed at the same meeting.

5. A shareholder holding 1 percent or more of the total number of issued shares may submit to this Corporation a written proposal for discussion at a regular shareholders meeting. Such proposals, however, are limited to one item only, and no proposal containing more than one item will be included in the meeting agenda. Where the proposal is to urge the Company to enhance public welfare or to perform its corporate social responsibility, the Board may still consider listing a proposal containing more than one item as an agenda item. In addition, when the circumstances of any subparagraph of Article 172-1, paragraph 4 of the Company Act apply to a proposal put forward by a shareholder, the board of directors may exclude it from the agenda.

(Added)

4. A shareholder holding 1 percent or more of the total number of issued shares may submit to this Corporation a written proposal for discussion at a regular shareholders meeting. Such proposals, however, are limited to one item only, and no proposal containing more than one item will be included in the meeting agenda. Where the proposal is to urge the Company to enhance public welfare or to perform its corporate social responsibility, the Board may still consider listing a proposal containing more than one item as an agenda item. In addition, when the circumstances of any subparagraph of Article 172-1, paragraph 4 of the Company Act apply to a proposal put forward by a shareholder, the board of directors may exclude it from the agenda.

Article No.	After the Amendment	Prior to the Amendment	Explanations

6. Prior to the book closure date before a regular shareholders meeting is held, this Corporation shall publicly announce that it will receive shareholder proposals, the means for receiving proposals in written or electronic form, and the location and time period for their submission; the period for submission of shareholder proposals may not be less than 10 days.

5. Prior to the book closure date before a regular shareholders meeting is held, this Corporation shall publicly announce that it will receive shareholder proposals, the means for receiving proposals in written or electronic form, and the location and time period for their submission; the period for submission of shareholder proposals may not be less than 10 days.

7. Shareholder-submitted proposals are limited to 300 words, and no proposal containing more than 300 words will be included in the meeting agenda. The shareholder making the proposal shall be present in person or by proxy at the regular shareholders meeting and take part in discussion of the proposal.

6. Shareholder-submitted proposals are limited to 300 words, and no proposal containing more than 300 words will be included in the meeting agenda. The shareholder making the proposal shall be present in person or by proxy at the regular shareholders meeting and take part in discussion of the proposal.

8. Prior to the date for issuance of notice of a shareholders meeting, this Corporation shall inform the shareholders who submitted proposals of the proposal screening results, and shall list in the meeting notice the proposals that conform to the provisions of this article. At the shareholders meeting the board of directors shall explain the reasons for exclusion of any shareholder proposals not included in the agenda.

7. Prior to the date for issuance of notice of a shareholders meeting, this Corporation shall inform the shareholders who submitted proposals of the proposal screening results, and shall list in the meeting notice the proposals that conform to the provisions of this article. At the shareholders meeting the board of directors shall explain the reasons for exclusion of any shareholder proposals not included in the agenda.

Article No.	After the Amendment	Prior to the Amendment	Explanations
Article 10

Discussion of proposals

1. If a shareholders meeting is convened by the board of directors, the meeting agenda shall be set by the board of directors. The meeting agenda (including any ad hoc motions or amendments to the original item) of such meeting shall be submitted for approval item by item. The meeting shall proceed in the order set by the agenda, which may not be changed without a resolution of the shareholders meeting.

(Omitted)

5. The chair shall allow ample opportunity during the meeting for explanation and discussion of proposals and of amendments or extraordinary motions put forward by the shareholders; when the chair is of the opinion that a proposal has been discussed sufficiently to put it to a vote, the chair may announce the discussion closed and call for a vote and shall reserve sufficient time for voting.

Discussion of proposals

1. If a shareholders meeting is convened by the board of directors, the meeting agenda shall be set by the board of directors. The meeting shall proceed in the order set by the agenda, which may not be changed without a resolution of the shareholders meeting.

(Omitted)

5. The chair shall allow ample opportunity during the meeting for explanation and discussion of proposals and of amendments or extraordinary motions put forward by the shareholders; when the chair is of the opinion that a proposal has been discussed sufficiently to put it to a vote, the chair may announce the discussion closed and call for a vote.

Modified according to law.

Article No.	After the Amendment	Prior to the Amendment	Explanations
Article 13

Vote for proposals, vote monitoring, and vote counting

(Omitted)

2. When this Corporation holds a shareholders meeting, it shall allow the shareholders to exercise voting rights by correspondence or electronic means and may allow the shareholders to exercise voting rights by written means. When voting rights are exercised by correspondence or electronic means, the method of exercise shall be specified in the shareholders meeting notice. A shareholder exercising voting rights by correspondence or electronic means will be deemed to have attended the meeting in person, but to have waived his/her rights with respect to the extraordinary motions and amendments to original proposals of that meeting. Therefore, the Company may avoid allowing ad hoc motions or amendments to original agenda items.

(Omitted)

Vote for proposals, vote monitoring, and vote counting

(Omitted)

2. When this Corporation holds a shareholders meeting, it may allow the shareholders to exercise voting rights by correspondence or electronic means. When voting rights are exercised by correspondence or electronic means, the method of exercise shall be specified in the shareholders meeting notice. A shareholder exercising voting rights by correspondence or electronic means will be deemed to have attended the meeting in person, but to have waived his/her rights with respect to the extraordinary motions and amendments to original proposals of that meeting.

(Omitted)

Modified according to law.

Article No.	After the Amendment	Prior to the Amendment	Explanations
Article 15	(Omitted) 3. The meeting minutes	(Omitted) 3. The meeting minutes	Modified according to law.
	shall accurately record the year, month, day, and place of the meeting, the chair’s full name, the methods by which resolutions were adopted, and a summary of the deliberations and their results (including the basis for calculating the votes), where there is an election of directors, the votes received by each such candidate shall be disclosed, and shall be retained for the duration of the existence of this Corporation.	shall accurately record the year, month, day, and place of the meeting, the chair’s full name, the methods by which resolutions were adopted, and a summary of the deliberations and their results, and shall be retained for the duration of the existence of this Corporation.

Exhibit 7

Explanation for the Means and Contents of the Offering of Securities

1.

In order to meet the Company’s needs for long term development, raise long-term capital, increase the Company’s avenue for and flexibility with respect to raising funds, and increase the competitiveness of the Company, the Company proposes to take one of the following approaches or a combination of the following approaches to conduct an increase in capital by cash: issuance of ordinary shares to sponsor overseas depositary receipts and/or issuance of ordinary shares domestically and/or private placement of ordinary shares, with such actions to be taken once or multiple times at the proper time, taking into account the conditions of the capital market and the actual needs of the Company in accordance with applicable laws and regulations and the Company’s Articles of Incorporation. The total number of ordinary shares to be issued by the Company to sponsor the overseas depositary receipts and/or issuance of ordinary shares domestically and/or private placement of ordinary shares shall not exceed 30,000,000 shares.

2.	Issuance of ordinary shares for cash to issue overseas depositary receipts:

(1)

The issue price for the issuance of ordinary shares for cash to issue overseas depositary receipts, according to the “Voluntary Code of Practice of Taiwan Securities Association Sales Agency Members Advising Issuing Company with Respect to the Raising and Issuing Securities” (the “Voluntary Code of Practice”), shall be no less than 90% of either (i) the closing price of the pricing date after adjustment for the share dividends, cash dividends, and shares cancelled for the capital reduction, or (ii) the average price of the simple arithmetical average of the closing prices for any of the 1, 3, or 5 business days before the pricing date after adjustment for the share dividends, cash dividends, and shares cancelled for the capital reduction. However, if related domestic laws and regulations are amended in the future, the Board of Directors can adjust the method and percentage of pricing in accordance with such amended laws and regulations. In order to gain the acceptance of foreign investors, the Chairman of the Board of Directors is authorized to set the actual issue price within the aforementioned range in collaboration with the securities underwriter according to customary international practice and related book-building situations, provided always that the method for setting the actual issue price is reasonable. In addition, the method for determining the issue price of the overseas depositary receipts should be based on the fair trading market price of ordinary shares traded by domestic securities firms, and the shareholders can still purchase the Company’s ordinary shares at a price close to the issue price of the overseas depositary receipts without having to bear the risks of foreign exchange and liquidity. If the Company issues ordinary shares for sponsoring overseas depositary receipts up to a maximum number of 30,000,000 shares, the highest rate of dilution is 28.79%. However, when the benefits from this capital increase emerge, the Company’s competitiveness can be increased and all shareholders can share such benefits, so there should be no material adverse effect on the existing shareholders’ interests.

(2)

For the purpose of issuance of ordinary shares to sponsor the issuance of overseas depositary receipts, the Company will reserve 15% of the new shares for subscription by the employees of the Company in accordance with Article 267 of the Company Act. With respect to the remaining 85% of the new shares, it will be proposed to the shareholders’ meeting in accordance with Article 28-1 of the Securities Exchange Act for their approval to offer all the remaining 85% as the underlying securities for sponsoring the overseas depositary receipts, and to waive their pre-emptive rights. With respect to the shares that the employees waive their rights to subscribe to or that they do not subscribe to, the Chairman of the Board of Directors shall be authorized to seek specific person(s) to subscribe to these shares, or to add such shares as the underlying securities to sponsor the overseas depositary receipts in consideration of the market needs.

(3)

With respect to the issuance of ordinary shares for sponsoring overseas depositary receipts, the Chairman of the Board of Directors, the General Manager or person(s) designated by the Chairman or the General Manager are authorized to approve and execute all documents regarding the issuance of ordinary shares for sponsoring overseas depositary receipts, and administer matters related to the issuance of new ordinary shares sponsoring the overseas depositary receipt on behalf of the Company.

3.

To execute the plan to issue ordinary shares domestically, it is proposed that the Chairman of the Board of Directors be authorized to choose one of the following methods to underwrite the ordinary shares:

(1)	If conducting allocation of ordinary shares by book building

A.

15% of the new ordinary shares shall be reserved for the subscription by the employees of the Company in accordance with Article 267 of the Company Act and the remaining 85% of the new ordinary shares shall be allocated for book building for private placement, with the existing shareholders waiving their pre-emptive rights in accordance with Article 28-1 of the Taiwan Securities Exchange Act. With respect to shares that the employees waive their rights to subscribe to or that they do not subscribed to, the Chairman of the Board of Directors shall be authorized to seek specific person(s) to subscribe such unsubscribed shares.

B.

It is proposed to grant the Chairman of the Company the power and authority to decide the actual issue price for the new ordinary shares to be issued with the lead securities underwriter in accordance with the situation of the placement, the status of the issuing market and applicable laws and regulations after the expiry of the period for book building allocation. The issue price, according to the Voluntary Code of Practice, shall be no less than 90% of the average price of the simple arithmetical average of the closing prices for any of the 1, 3, or 5 business days before the pricing date after adjustment for the share dividends, cash dividends, and shares cancelled for the capital reduction. The issue price shall be reported to the Financial Supervisory Commission, and the book building placement agreement and the underwriting contract shall be submitted to the Taiwan Securities Association. However, if Taiwan’s relevant laws and regulations are amended in the future, the Board of Directors can adjust the method and percentage of pricing in accordance with then applicable laws and regulations.

(2)	If conducting allocation of ordinary shares by public subscription

A.

The Company shall reserve 15% of the new ordinary shares for subscription by employees of the Company in accordance with Article 267 of the Company Act, and allocate 10% of the new ordinary shares to be publicly underwritten in accordance with Article 28-1 of Taiwan Securities Exchange Act. The remaining 75% shall be severally subscribed by the existing shareholders according to the names and percentage of shares written in the shareholders’ roster on the record date of the subscription. In the case of fractional shares where the existing shareholder subscribed to less than 1 share, the shareholder may directly combine these into 1 share through the shareholder service provider of the Company within 5 days of the record date for subscription. It is proposed to grant the Chairman of the Company the power and authority to seek specific person(s) for subscription at the issuing price of fractional shares remaining after combination, shares that the existing shareholders, employees and public did not subscribe to, or undersubscribed and fractional shares that the shareholder fails to report to the Company during the above specified period.

B.

It is proposed to grant the Chairman of the Company the power and authority to determine the actual issue price with the underwriter in accordance with Paragraph 1 of Article 6 of the Voluntary Code of Practice and market conditions. The price range shall be 70%-100% of the average price of the simple arithmetical average of the closing price during any of the 1, 3, or 5 business days before the pricing date after adjustment for share dividends, cash dividends, and shares cancelled for the capital reduction. However, if relevant domestic laws and regulations are amended in the future, the Board of Directors can adjust the means and percentage of pricing in accordance with then applicable laws and regulations.

4.	Principles for issuance of ordinary shares by private placement:

According to paragraph 6 of Article 43-6 of the Securities Exchange Act and Directions for Public Companies Conducting Private Placements of Securities, the private placement shall be conducted once within 1 year from the date of the shareholder’s resolution.

(1)	The basis and rationale for the determination of the price for private placement of ordinary shares:

A.	The reference price is determined to be the higher of the results from the following methods of calculation:

(A)

The average price of the simple arithmetical average of the closing prices during any of the 1, 3, or 5 business days before the pricing date, after adjustment for any distribution of share dividends, cash dividends and shares cancelled for the capital reduction.

(B)

The average price of the simple arithmetical average of the closing price during the 30 business days before the price determination date, after adjustment for any distribution of share dividends, cash dividends and shares cancelled for the capital reduction.

B.

The issue price for the ordinary shares should be no less than 80% of the reference price. Upon the Board of Directors being authorized by the shareholders’ meeting after resolving to proceed with the private placement of ordinary shares, the actual issue price per share for the ordinary shares should be no less than 80% of the reference price.

C.

Subject to the Board of Directors being authorized by a resolution of the shareholders’ to conduct the private placement of ordinary shares, the aforementioned issue price should be determined in accordance with applicable regulations and the closing price for ordinary shares. Such determination should be reasonable.

D.

The pricing date is to be determined by the Board of Directors after the relevant resolutions have been approved at the shareholders’ meeting based on the situation of seeking specific person(s) for the private placement.

(2)	The manner, purpose and necessity for the determination of specific person(s) for private placement of new ordinary shares:

According to Article 43-6 of the Securities Exchange Act, the election of specific persons is limited to natural persons, legal persons and funds that fit the conditions set by the competent authority. Because of the business characteristic that the time to develop drugs is long and the expense is high, it is necessary to acquire funds from natural persons, legal persons and funds that fit the conditions.

If the specific person(s) are strategic investors, additional information is set forth below:

A.

Selection method and purposes of specific person(s): they should be individuals or companies which may enable the Company to enlarge the Company’s drug portfolio or platform, improve or upgrade the Company’s research and development, manufacturing and/or sales capabilities, reduce costs, improve the Company’s efficiency or expand the Company’s market by taking advantage of such persons’ technology, knowledge, branding or channels.

B.

Necessity: introducing strategic investor(s) can enhance the Company’s competitiveness in both local and international markets, and therefore, it is necessary from the Company’s long-term development perspective to bring in strategic investor(s).

C.

Expected benefits: To enlarge the Company’s drug portfolio or platform, improve or upgrade the Company’s research and development, manufacturing and/or sales capabilities, reduce costs, improve efficiency or expand the market.

If the specific person(s) are insiders or related parties, additional information is set forth below:

A.	List of insiders or related parties:

Individual

Name	Relationship with the Company
Keelung Hong	Director of the Company

Moun-Rong Lin	Director of the Company

Corporate

Name	Relationship with the Company
CHANG XIANG INVESTMENT CO., LTD.	Director of the Company

B.

Selection method and purposes of specific person(s): they should be individuals or companies which are familiar with the business, operations, strategies and development goals of the Company so they may assist the Company to fully realize its potential.

(3)	The necessity for implementation of private placement of ordinary shares

A.

The reasons for not conducting a public offering: private placement of securities is comparatively more efficient and convenient, and the qualified subscribers are subject to a 3-year lock-up period, so the Company considers conducting a private placement of ordinary shares to be preferable.

B.	The maximum number of shares to be issued in connection with this private placement is 30,000,000 shares.

C.

The use of the funds and expected benefits: The funds raised from this offering will be used to invest in the clinical development of our product candidates, new and other ongoing research and development activities, working capital, acquiring machinery equipment and other general corporate purposes. This is expected to enhance the Company’s technical platform, the competitiveness in foreign market and the Company’s financial structure.

D.	The Independent Director’s opinion regarding this private placement of new ordinary shares: Nil.

There has been no substantial change in control of the Company in the year before the implementation of this private placement of ordinary shares. The private placement of ordinary shares will not cause a substantial change in control of the Company. In order to ensure the Company’s long-term operational development, the Company will be evaluating the shareholding percentage, the nature of the subscribers, purposes of the private placement carefully to introduce qualified and stable individual, judicial person or fund, provided always that such investors shall not affect the management rights of the Company.

(4)

The rights and obligations of the ordinary shares would be the same as those of the currently issued ordinary shares of the Company; however, according to the relevant regulations of the Taiwan Securities Exchange Act, unless the transfer conditions set forth in Article 43-8 of the Taiwan Securities Exchange Act are met, the ordinary shares cannot be resold within 3 years of the closing date. After the expiration of the aforementioned 3-years period, the Board of Directors may apply for approvals for listing the ordinary shares and for the supplemental public offering of such ordinary shares.

(5)

It is proposed that the Board of Directors of the Company be authorized to determine the main content of this private placement of ordinary shares, except the percentage of private placement pricing, including but not limited to the number of shares issued, issuing price (which shall be no lower than 80% of the reference price), amount raised, conditions of the issuance, pricing date and other matters related to the issuance, be based on the market conditions at the time and the operational needs of the Company according to relevant regulations of the competent authority. It is also proposed that the Board of Directors be authorized to determine matters related to any subsequent change in laws and regulations, requests from the competent authority, operational assessments or enactment of amendments in response to subjective environments.

5.

The funds raised from the issuance of ordinary shares sponsoring the overseas depositary receipts and/or domestic public offering of ordinary shares and/or private placement of ordinary shares will be continued to invest in the clinical development of our product candidates, new and other ongoing research and development activities, working capital, purchase or acquire machinery equipment and other general corporate purposes. It is expected that the plan will be implemented within 5 years after the closing of offering. The proposed capital increase plan can enhance the Company’s competitiveness, the synergy of the research and developments and have a positive effect on the shareholders’ interests.

6.

The ordinary shares to be issued for sponsoring overseas depositary receipts and issued domestically will be listed on the Taipei Exchange. After issuance, the rights and obligations of the new ordinary shares will be the same as those of the currently issued shares.

7.

It is proposed that the Chairman of the Board of Directors be authorized to determine matters related to the capital increase by issuance of the new ordinary domestically, including but not limited to, the amount (number of shares), issuance price, terms and conditions of the issuance, method of underwriting, issuance plan, project items, estimated timeline, and expected benefits and other unsolved matters related to this issuance, in accordance with the Company’s need of funds and actual market conditions. It is also proposed that the Chairman of the Board of Directors be authorized to adjust or amend matters based on the request of the competent authorities and market conditions.

8.

It is proposed that the Board of Directors be authorized to determine matters related to the capital increase by issuance of the new ordinary shares for sponsoring overseas depositary receipts, including but not limited to, the amount (number of shares), issuance price, terms and conditions of the issuance, method of underwriting, issuance plan, project items, estimated timeline, and expected benefits and other unsolved matters related to this issuance, in accordance with the Company’s need of funds and actual market conditions. It is also proposed that the Board of Directors be authorized to adjust or amend matters based on the request of the competent authorities and market conditions.

9.

Where there are matters not clarified in this resolution, the Board of Directors and/or Chairman of the Board of Directors shall be fully authorized to administer in accordance with the relevant laws and regulations.